FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

Nuveen Investment Funds, Inc.

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Minneapolis and the State of Minnesota on the 22nd day of August, 2012.

Signature: Nuveen Investment Funds, Inc.

By:	/s/ Michael W. Kremenak
Michael W. Kremenak
Assistant Vice President and Assistant Secretary

Attest:	/s/ Beth M. Rood
Beth M. Rood
Assistant Secretary